CERTIFICATE OF QUALIFIED PERSON

I, Graham Smith, Pr. Eng, of Johannesburg, South Africa, do hereby certify:

- I am the Managing Director of Holley & Associates (Pty) Ltd., Consulting Civil and Structural Engineers, with a business address at Building J, Corner Leeuwkop and Witkoppen Roads, Sunninghill, 2157, South Africa. Holley & Associates (Pty) Ltd. is a wholly owned subsidiary company of DRA Mineral Projects (Pty) Ltd.
- This certificate applies to the technical report entitled "THE OTJIKOTO GOLD PROJECT NI 43-101 TECHNICAL REPORT" dated February 2013.
- I am a graduate of the University of the Witwatersrand, Johannesburg, South Africa, where I obtained a BSc Eng. degree in Civil Engineering in 1983. I am a member in good standing of the Engineering Council of South Africa (ECSA), licence no. 860167.

My relevant experience is that I have practised my profession since graduation. I am a qualified person for the purposes of National Instrument 43-101 (the "Instrument")

- My most recent personal inspection of the Property **was** on 22 March 2012 for 1 day.
- I am responsible for Sections 18.2, 18.3, 18.5.1, 18.5.2 and shared responsibility with others for Sections 18.1, 18.5, 18.6, 18.9.2, 18.9.3 of the Technical Report.
- I am independent of B2Gold Corporation as defined by section 1.5
- I have not had prior involvement with the Property that is the subject of the Technical Report.
- I have read the Instrument and the parts of the Technical report that I am responsible for have been prepared in compliance with the Instrument.
- As part of the date of this certificate, to the best of my knowledge, information and belief, the parts of the Technical Report that I am responsible for contain all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Signed and dated this 21st day of February 2013 at Sunninghill, South Africa.

G.P. Smith
Pr. Eng.